 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 15, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: February 15, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

15 February 2010

Smith & Nephew plc (the "Company") announces that on 12 February 2010 it received notification that the following director or person discharging managerial responsibilities ("PDMR"), received and sold Ordinary shares of US$0.20 following the release of a restricted stock award as follows:

Name of director/PDMR:	Mr David Illingworth
No. of shares acquired:	81,300
Percentage of issued class acquired:	Less than 0.01%
No. of shares disposed (to cover tax and other expenses):	33,501
Percentage of issued class disposed:	Less than 0.01%
Total holding following notification:	219,804 Ordinary shares
Total percentage holding following notification:	Less than 0.01%

The shares were awarded to Mr Illingworth in June 2007 under a restricted stock award agreement and released and sold on 12 February 2010 at a price of £6.515 per share.  The transaction took place in London, UK.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Susan Henderson
Company Secretary
Tel: 020 7960 2322